VS MEDIA HOLDINGS LIMITED

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

September 25, 2023

VIA EDGAR

Blaise Rhodes/Lyn Shenk

Nicholas Nalbantian/ Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	VS Media Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333-273914)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, VS MEDIA HOLDINGS LIMITED hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on September 26, 2023, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

VS MEDIA HOLDINGS LIMITED

By:	/s/ Nga Fan Wong
Name:	Nga Fan Wong
Title:	Chief Executive Officer